Exhibit 99.1
1Q 2013Operating Performance April 25, 2013
Figures provided in this presentation are based on unaudited financial statements of the Company. Certain contents in this presentation are subject to change during the course of auditing process. 1Q Operating Performance 1Q Operating Performance 1Q Operating Performance - Consolidated Performance - Consolidated Performance - POSCO Operating Performance - POSCO Operating Performance - Subsidiaries Performance - Subsidiaries Performance Business Environment Business Environment Business Environment 2013 Business Plan 2013 Business Plan 2013 Business Plan ^
Income 3 POSCO Earnings Release |April 25, 2013 Revenue Operating Profit Net Profit 2012.1Q 2012.4Q 2013.1Q 2012.1Q 2012.4Q 2013.1Q 2012.1Q 2012.4Q 2013.1Q Consolidated Performance 16,309 15,068 752 581 4.6% 3.9% 636 561 3.9% 3.7% 14,582 4.9% 717 292 2.0% (billion KRW) (billion KRW) (billion KRW) OperatingMargin NetMargin Operating profit improved while net profit shrank affected by impairment losses on holding securities
Income by Sector Revenue Operating Profit 2012.1Q 2012.4Q 2013.1Q Consolidated Performance 2012.1Q 2012.4Q 2013.1Q Steel Non-Steel (billion KRW) Revenue Revenue Revenue Operating Profit Operating Profit Operating Profit Net Profit Net Profit Net Profit (billion KRW) 2012.1Q 2012.4Q 2013.1Q 2012.1Q 2012.4Q 2013.1Q 2012.1Q 2012.4Q 2013.1Q Steel 13,805 12,218 12,027 505 397 619 528 488 414 Trading 6,695 6,290 6,111 49 10 34 ^ 6 ^ 39 ^11 E & C 1,461 3,884 2,188 4 199 84 37 197 37 Energy 722 801 833 93 68 55 77 57 37 I C T 209 425 252 ^ 3 23 4 ^ 4 13 3 Chem/Mat'l /Others 824 1,033 867 26 48 31 21 18 17 9,911 12,433 13,805 12,218 10,251 12,027 169 348 505 397 208 619 Steel Non-Steel 4 POSCO Earnings Release |April 25, 2013 (billion KRW) (billion KRW) Steel sector profit improved while non-steel including E&C sector saw a seasonal decline 23,716 24,651 22,278 674 745 827 Aggregation Aggregation
Financial Structure 5 Assets Liabilities Equity 2012.1Q 2012.4Q 2013.1Q 2012.1Q 2012.4Q 2013.1Q 2012.1Q 2012.4Q 2013.1Q 79,479 79,266 38,100 36,836 92.1% 86.8% 41,379 42,429 6.2% 5.3% Consolidated Performance Liabilityto Equity Returnon Equity POSCO Earnings Release |April 25, 2013 39,638 93.0% 42,615 2.7% 82,253 Liability ratio went up on increased borrowing of overseas corporations under construction and accrued dividends (billion KRW) (billion KRW) (billion KRW)
Summarized Statements of Income 6 POSCO Earnings Release |April 25, 2013 Consolidated Performance 2012.1Q 2012.4Q 2013.1Q 2012.1Q 2012.4Q 2013.1Q QoQ(%) Revenue Revenue 16,309 15,068 14,582 ^ 3.2 Gross Profit Gross Profit 1,678 1,653 1,674 1.3 (Gross Margin) (Gross Margin) (10.3%) (11.0%) (11.5%) Selling & Admin. Expenses Selling & Admin. Expenses 926 1,072 957 ^ 10.7 Operating Profit Operating Profit 752 581 717 23.4 (Operating Margin) (Operating Margin) (4.6%) (3.9%) (4.9%) Other Operating Profit Other Operating Profit 35 ^ 203 ^ 39 Share of Profit of Equity-accounted investees Share of Profit of Equity-accounted investees 17 ^ 28 1 Finance Item Gains Finance Item Gains 70 317 ^ 312 Foreign Currency Transaction & Translation Gains 250 557 ^ 31 Net Profit Net Profit 636 561 292 ^ 47.9 (Net Margin) (Net Margin) (3.9%) (3.7%) (2.0%) Owners of the Controlling Company 630 592 278 ^ 53.0 (billion KRW)
Summarized Statements of Financial Position 7 POSCO Earnings Release |April 25, 2013 Consolidated Performance 2012.1Q 2012.4Q 2013.1Q 2012.1Q 2012.4Q 2013.1Q QoQ (%) Current Assets Current Assets 33,335 31,566 31,985 1.3 Cash & Financial Goods 6,455 6,530 6,226 ^ 4.7 Account Receivable 11,968 11,038 11,812 7.0 Inventories 11,488 10,585 10,610 0.2 Non-Current Assets Non-Current Assets 46,144 47,700 50,268 5.4 Other Long-term Financial Assets 5,495 4,670 4,860 4.1 PP&E 28,967 32,276 33,817 4.8 Total Assets Total Assets 79,479 79,266 82,253 3.8 Liabilities Liabilities 38,100 36,836 39,638 7.6 Current Liabilities 19,786 19,775 22,451 13.5 Non-Current Liabilities 18,314 17,061 17,187 0.7 (Interest-bearing Debt) 26,560 24,921 26,505 6.4 Equity Equity 41,379 42,429 42,615 0.4 Owners of the Controlling Company 38,886 39,454 39,567 0.3 Total Liabilities & Equity Total Liabilities & Equity 79,479 79,266 82,253 3.8 (billion KRW)
1Q Operating Performance 1Q Operating Performance 1Q Operating Performance - Consolidated Performance - Consolidated Performance - POSCO Operating Performance - POSCO Operating Performance - Subsidiaries Performance - Subsidiaries Performance Business Environment Business Environment Business Environment 2013 Business Plan 2013 Business Plan 2013 Business Plan ^
Production · Sales 9 POSCO Operating Performance Crude Steel Production Finished Product Sales 2012.1Q 2012.4Q 2013.1Q 2012.1Q 2012.4Q 2013.1Q 2012.1Q 2012.4Q 2013.1Q Carbon Steel 8,893 9,008 8,608 S T S 533 484 461 2012.1Q 2012.4Q 2013.1Q Domestic 5,266 4,719 4,886 Export 3,510 3,956 3,552 Inventory 974 988 977 9,426 9,492 9,069 8,776 8,675 8,438 (thousand tons) (thousand tons) POSCO Earnings Release |April 25, 2013 Domestic sales expanded despite sluggish domestic demand 60% 54% 58% Domestic Sales
Sales by Product 10 POSCO Operating Performance Automobile* Home Appliances Shipbuilding 2012.1Q 2012.4Q 2013.1Q 2012.1Q 2012.4Q 2013.1Q 2012.1Q 2012.4Q 2013.1Q 1,930 1,981 544 557 881 785 2012.1Q 2012.4Q 2013.1Q 2012.1Q 2012.4Q 2013.1Q YoY QoQ Hot-Rolled 2,052 1,996 2,002 ^2.4% +0.3% Plate* 1,644 1,410 1,398 ^15.0% ^0.9% Wire Rod 511 539 538 +5.3% ^0.2% Cold-Rolled 3,352 3,406 3,419 +2.0% +0.4% Electrical Steel 231 223 225 ^2.2% +1.3% S T S 485 444 439 ^9.5% ^1.1% Others 501 657 417 ^17.0% ^36.7% Total 8,776 8,675 8,438 ^3.9% ^2.7% * Includes HR Plate (thousand tons) (thousand tons) (thousand tons) (thousand tons) 2,030 578 682 * Includes Transport Equipment POSCO Earnings Release |April 25, 2013 Sales to automobile and home appliances makers picked up, while sales to shipbuilders fell
Income 11 POSCO Operating Performance Revenue Operating Profit 2012.1Q 2012.4Q 2013.1Q 2012.1Q 2012.4Q 2013.1Q 2012.1Q 2012.4Q 2013.1Q Carbon Steel Sales Price 929 800 782 (billion KRW) (billion KRW) 9,460 8,071 7,685 471 379 581 5.0% 4.7% 7.6% OperatingMargin (thousand KRW/ton) POSCO Earnings Release |April 25, 2013 Revenue declined due to reduced sales volume and price
Financial Structure 12 2012.4Q 2013.1Q 2012.4Q 2013.1Q 2012.4Q 2013.1Q 52,320 13,156 39,164 POSCO Operating Performance Assets Liabilities Equity 53,082 (billion KRW) (billion KRW) (billion KRW) 33.6% Liabilityto Equity 9,604Debt 9,564 13,924 Debt^ 40 39,158 35.6% POSCO Earnings Release |April 25, 2013 Despite debt reduction, liabilities went up due to accrued dividends

POSCO Operating Performance

Key Activities

Upgraded high-end products and continued technology development

High value-added products

Boosted WF & WB product sales ratio

- Sales of high value-added products went up
  e.g. High carbon steel, API

(%)	2012.1Q	2012.4Q	2013.1Q
WF & WB Sales ratio	16.1	18.8	**20.7**

Strengthened marketing activities on strategic products – automotive and energy steel

- World's first exclusive package of plates for FPSO* (11 plate grades, 88 thousand tons)
- Wire rod for spring steel to Mitsubishi Motors in Feb.

[Sales volume of automotive sheets] (thousand tons)


1,790
1,871
1,905
2012.1Q
2012.4Q
2013.1Q

Completed construction of Guangdong CGL

- Produces 450 thousand tons of automotive sheets and home appliances steel per annum
- Establish 'production-processing-marketing' network for high value-added steel in association with local sales subsidiaries and 11 processing centers

[Subsidiaries in China]


<Processing Center>
· POSCO-CLPC
· POSCO-CDDPC
· POSCO-CJPC
· POSCO-CQPC
· POSCO-CYPC
· POSCO-CTPC
· POSCO-CSPC
· POSCO-CCPC
· POSCO-CORE
· POSCO-CWPC
· POSCO-CFPC
· Guangdong CGL

Developed 11 new steel product grades

- 6 grades including high-carbon steel for automobiles with enhanced durability made available in the market
- Finished development of 5 grades including soft bearing steel and high corrosion-resistant hybrid steel

* FPSO: Floating Production Storage and Offloading

POSCO Earnings Release | April 25, 2013

13

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POSCO Operating Performance

Key Activities

Raised management efficiency

Reinforcement of cost competitiveness

Optimized facilities

- Revamping of Gwangyang #1 Blast Furnace (inner volume 3,950 → 6,000 m³)
  - Capacity increase (+2.3 million tons/yr)
  - Per ton fixed cost reduced by enhanced productivity

1Q cumulative cost-saving hit 138 bn KRW

- Saved costs by improving raw material blending and yield ratio

[Cost-saving results] (billion KRW)


42.7
29.3
11.9
53.9
Raw Materials
Materials
Energy
Maintenance & other expenses

Reduced inventory

- Lowered 205 billion KRW worth of product and raw material inventory from the previous quarter
  - Enhanced efficiency by reducing working capital

[Inventory assets] (billion KRW)


Product
Raw Materials
942
1,456
871
1,298
820
1,143
2012.1Q
2012.4Q
2013.1Q

Started operation of global financial SSC*

- Integrated financial management for overseas corporations by the regional hub
  - 8 processing centers in China (Apr)
  - First integrated among processing centers, and will expand to production subsidiaries

* SSC: Shared Service Center

POSCO Earnings Release | April 25, 2013
14
1Q Operating Performance 1Q Operating Performance 1Q Operating Performance - Consolidated Performance - Consolidated Performance - POSCO Operating Performance - POSCO Operating Performance - Subsidiaries Performance - Subsidiaries Performance Business Environment Business Environment Business Environment 2013 Business Plan 2013 Business Plan 2013 Business Plan ^
Income 16 Daewoo International Subsidiaries Performance POSCO Earnings Release |April 25, 2013 Sales Operating Profit Operating Margin POSCO Energy (billion KRW) POSCO E&C (billion KRW) POSCO ICT (billion KRW) 2012.1Q 2012.4Q 2013.1Q 948 2,926 1,586 12 169 69 1.3% 5.7% 4.4% 2012.1Q 2012.4Q 2013.1Q 13.3% 9.6% 7.3% 720 730 779 96 70 57 2012.1Q 2012.4Q 2013.1Q 0% 6.6% 2.3% 193 379 221 0 25 5 (billion KRW) 2012.1Q 2012.4Q 2013.1Q 4,564 4,191 4,071 56 0.5 44 1.2% 0.01% 1.1% Consolidated Parent Parent Parent

Subsidiaries Performance

Key Activities

Daewoo International

- **Myanmar gasfield project**
  - EPCIC* progress rate 98.6% (end of March)
  - Finished pilot operation of undersea production facilities, Now setting up production & operation system
- **New resources development in Myanmar**
  - Woodside invested in block AD-7 (40% stake)
  - Secured a right to explore land mines (MOGE-8, RSF-7)
- **Group synergy (2013 target US$ 800 million)**
  : 19 projects in progress (end of March)

* EPCIC: Engineering Procurement Construction Installation Commissioning

POSCO E&C

- **Contracted new orders of 1.8 tril KRW in 1Q**
  - Vietnam Formosa hot-rolling mill (320 billion KRW)
  - Jordan Fujeij Wind Farm (160 billion KRW)
  - Hanam City development project (140 billion KRW)
- **Continued to explore new customers**
  - New orders from outside the group increased to 97% (78% in 2012)

POSCO Energy

- **Construction of new plants on track**
  - Incheon LNG CCPP* #7~#9 progress rate 21.7% (~'15.1)
  - Byproduct-used power generators
    : Pohang #1 & #2, progress rate 66.9% (~'14.1)
    : Indonesia, progress rate 89.7% (~'14.3)
- **New renewable energy**
  - Revenue from fuel cell business in full swing
    : Gyeonggi Green Energy 73.2 billion KRW

* CCPP: Combined Cycle Power Plant

POSCO ICT

- **Stepped up penetration in overseas markets**
  - Subway platform screen doors in Sao Paulo, Brazil (10.3 billion KRW)
  - Supply security monitoring equipment to Indonesian Police Department (6.5 billion KRW)
- **Leading the smart grid market**
  - Group internally: FEMS* for POSCO, SNNC, POS-HiMETAL
  - Externally: Energy efficiency project for Doosan Heavy Industries' Changwon Factory

* FEMS : Factory Energy Management System

POSCO Earnings Release | April 25, 2013

17

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^ 1Q Operating Performance 1Q Operating Performance 1Q Operating Performance - Consolidated Performance - Consolidated Performance - POSCO Operating Performance - POSCO Operating Performance - Subsidiaries Performance - Subsidiaries Performance Business Environment Business Environment Business Environment 2013 Business Plan 2013 Business Plan 2013 Business Plan
Global Steel Market 19 Business Environment Steel demand in major countries Steel demand in China POSCO Earnings Release |April 25, 2013 [ Crude steel demand (million tons) ] [ Car production (million units) ] 2010 2011 2012 2013 2010 2011 2012 YoY 2013 YoY U.S. 80 89 97 8% 99 3% EU 145 154 140 ^9% 139 ^1% China 588 634 646 2% 669 3.5% India 65 70 72 3% 76 6% S.E.A 49 52 56 8% 60 6% World 1,300 1,395 1,413 1% 1,454 3% (million tons) [ Demand outlook ] * World Steel Association(2013.4) * CRU, Mysteel "Gradual recovery in steel price expected with peak season approaching" 1Q auto production picked up by 13% and crude steel demand by 8% YoY, but full recovery of steel demand delayed as steel inventory level remains high With the peak season starting in 2Q, steel price is forecast to be steady [ Crude steel demand and car production in China ] "Global steel demand to increase at 3% annually on sound growth in emerging markets" China's demand will grow by 3.5% affected by the stimulus policy and recovery of consumer sentiment India and Southeast Asian countries expected to see a 6% increase on investment expansion triggered by QE

Business Environment

Domestic Steel Market

Steel-consuming Industries

Automobile	While consumer sentiment recovers, domestic production will slightly fall as carmakers enlarge overseas production ✓ Production (thousand units): 4,657 ('11) → 4,559 ('12) → 4,495 ('13)
Construction	Construction investment likely to turn upward in 4 years contributed by gradual improvement in housing/non-housing sector investment ✓ Construction investment (trillion KRW): 146.2 ('11) → 143.0 ('12) → 144.2 ('13)
Shipbuilding	Shipbuilding tonnage forecast to shrink while new order-taking expected to turn a slight upward trend ✓ Shipbuilding (million GT): 35.5 ('11) → 31.5 ('12) → 27.9 ('13) ✓ Orders (million GT): 25.4 ('11) → 12.2 ('12) → 13.7 ('13)


(thousand units)
Production
1,114
1,140
(trillion KRW)
Construction investment
28.4
38.6
(million GT)
Shipbuilding
7.5
7.0
2013.1Q
2013.2Q

Steel Demand and Supply Outlook

(thousand tons)

	2011	2012	2013	1Q	2Q	QoQ
Nominal Consumption	56,391	54,069	53,780	11,700	14,250	+21.8%
Export	29,091	30,485	31,545	7,315	8,150	+11.4%
Production	72,283	72,052	73,050	16,500	18,850	+14.2%
Import	13,199	12,502	12,275	2,515	3,550	+41.2%
Incl. Semi-product	23,121	20,706	20,597	4,927	5,450	+10.6%

* POSRI(2013.4)

POSCO Earnings Release | April 25, 2013
20
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Business Environment

Raw Materials

Iron Ore

2013.1Q	Strong price in the beginning of the year has weakened after Chinese New Year when the Chinese government announced restrictions on the real estate market
2013.2Q	**"Fine ore US$140/ton, CFR"** Although weak price trend to continue due to slow recovery of the industry, price decrease will be limited backed by the seasonality of the Chinese construction market and low port inventory level


[Iron Ore Spot Price]
(US$/ton)
142
143
141
113
122
148
140
2011 4Q
2012 1Q
2012 2Q
2012 3Q
2012 4Q
2013 1Q
2013 2Q(f)

*Platts 62%Fe IODEX CFR China (Quarterly avg.)

Coking Coal

2013.1Q	Price level was high in early 1Q as crude steel production increased on the expectations over the Chinese New Year effect, but spot price turned downward at the end of February with demand slowing down
2013.2Q	**"HCC US$160/ton, FOB"** With stable supply and sluggish demand, price will remain weak while price decrease will be marginal given the burden on production cost


[Coking Coal Spot Price]
(US$/ton)
239
215
221
173
155
166
160
2011 4Q
2012 1Q
2012 2Q
2012 3Q
2012 4Q
2013 1Q
2013 2Q(f)

*Platts HCC Peak Downs FOB Australia (Quarterly avg.)

POSCO Earnings Release | April 25, 2013
21

Business Environment

Stainless Steel

Raw Materials

2013.1Q	**Ni** Weaker indices from lingering Euro Zone crisis and U.S. sequestration affected Nickel price **Cr** Price gained in support of production cut in South Africa due to electricity shortage and restocking demand in China
2013.2Q	**"Weak Ni, moderate increase of Cr price"** **Ni** Forecast to be weak mainly because of slow recovery in Euro Zone and US economies **Cr** Firm with South African suppliers' utilization recovery uncertain due to power shortage


[Nickel & Chrome Price]
(thousand US$/ton)
Nickel
19.7
17.2
16.3
17.0
17.3
16.5
Chrome
2.7
3.2
2.9
2.6
2.7
3.0
2012 1Q
2012 2Q
2012 3Q
2012 4Q
2013 1Q
2013 2Q(f)

* Ni : LME Nickel Price (Quarterly avg.)
Cr : Japanese Quarterly Benchmark Price

Sales

2013.1Q	• STS market prices remained moderately low due to delayed demand recovery and weak Ni price • Domestic price held up while Chinese and Southeast Asian prices fell caused by intensified competition on order-taking
2013.2Q	**"Gradual recovery from lowest in April"** • Supply demand balance will improve on seasonality expectations • Despite drop of Nickel price, market price will remain steady with mills' efforts to push up the STS prices as Cr price will continue to increase


[STS CR Price]
(US$/ton)
Europe
3,080
3,020
2,830
2,900
2,980
2,970
Korea
2,970
2,780
2,760
2,960
2,890
2,880
China
2,680
2,480
2,430
2,500
2,470
2,460
2012 1Q
2012 2Q
2012 3Q
2012 4Q
2013 1Q
2013 2Q(f)

POSCO Earnings Release | April 25, 2013
22
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^ 1Q Operating Performance 1Q Operating Performance 1Q Operating Performance - Consolidated Performance - Consolidated Performance - POSCO Performance - POSCO Performance - Subsidiaries Performance - Subsidiaries Performance Business Environment Business Environment Business Environment 2013 Business Plan 2013 Business Plan 2013 Business Plan
2013 Business Plan 24 2012 2013(F) Revenue (Consolidated) (in trillion KRW) 63.6 64 - POSCO Revenue* (^) 35.7 32 Crude Steel Production (in million tons) 38.0 37 Product Sales (^) 35.0 34 Investment (Consolidated) (in trillion KRW) 7.2 7 ~ 8 - POSCO Investment* (^) 3.6 3.5 ~ 4 POSCO Earnings Release |April 25, 2013 * On a parent basis
1Q 2013Operating Performance April 25, 2013